SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

AKOUSTIS TECHNOLoGIES, INC.

(Name of Issuer)

Common stock, $0.001 par value

(Title of Class of Securities)

00973N 10 2

(CUSIP Number)

December 31, 2017

(Date of the Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes.

CUSIP No. 00973N 10 2	Page 2 of 5 Pages

1	Names of Reporting Persons Jeffrey B. Shealy
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 3,275,862 (1)
	6	Shared Voting Power 4,000 (2)
	7	Sole Dispositive Power 3,275,862 (1)
	8	Shared Dispositive Power 4,000 (2)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,279,862
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row 9 14.7% (3)
12	Type of Reporting Person (See Instructions) IN

(1)	Includes 36,000 shares that are subject to a repurchase option by Akoustis Technologies, Inc. (the “Issuer”).

(2)	All 4,000 shares are owned by Mr. Shealy’s spouse, and he disclaims beneficial ownership over such shares.

(3)	Calculated based on the 22,320,700 shares of the Issuer’s common stock, $0.001 par value (“Common Stock”), outstanding as of February 7, 2018.

CUSIP No. 00973N 10 2	Page 3 of 5 Pages

Item 1(a).	Name of Issuer:

Akoustis Technologies, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

9805 Northcross Center Court, Suite A

Huntersville, NC 28078

Item 2(a).	Name of Persons Filing:

Jeffrey B. Shealy

Item 2(b).	Address of Principal Business Office or, if None, Residence:

9805 Northcross Center Court, Suite A

Huntersville, NC 28078

Item 2(c).	Citizenship.

United States of America

Item 2(d).	Title of Class of Securities

Common stock, $0.001 par value (“Common Stock”)

Item 2(e).	CUSIP Number

00973N 10 2

Item 3.	If this statement in filed pursuant to §§240.13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable. This filing is being made pursuant to Rule 13d-1(d).

Item 4.	Ownership.

(a)	Amount beneficially owned: 3,279,862

(b)	Percent of class: 14.7%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 3,275,862

(ii)	Shared power to vote or direct the vote: 4,000

(iii)	Sole power to dispose or to direct the disposition of: 3,275,862

CUSIP No. 00973N 10 2	Page 4 of 5 Pages

(iv)	Shared power to dispose or to direct the disposition of: 4,000

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

CUSIP No. 00973N 10 2	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2018	/s/ Jeffrey B. Shealy
Jeffrey B. Shealy